Ardagh Metal Packaging S.A. – First Quarter 2024 Results

Ardagh Metal Packaging S.A. (NYSE: AMBP) today announced results for the first quarter ended March 31, 2024.

	March 31, 2024	March 31, 2023	Change	Constant Currency

	($'m except per share data)
Revenue	1,141	1,131	1%	(1%)
Loss for the period	(12)	(1)
Adjusted EBITDA (1)	134	130	3%	2%
Loss per share	(0.03)	(0.01)
Adjusted earnings per share (1)	0.01	0.01
Dividend per ordinary share	0.10	0.10

Oliver Graham, CEO of Ardagh Metal Packaging (AMP), said:

“Our performance in the first quarter was encouraging, with volume growth across each of our markets and Adjusted EBITDA growth that was marginally ahead of expectations, due to favorable volume/mix. We saw continued strong shipment growth in the Americas, and Europe is showing welcome signs of a recovery post customer destocking, supporting our expectation for Adjusted EBITDA growth in both regions this year. Our disciplined permanent capacity actions have taken effect and our expectation for continued volume growth and increased manufacturing activity will drive improved fixed cost absorption. This gives us confidence to reaffirm our full year guidance and we expect higher Adjusted EBITDA growth for the remaining quarters.”

●	Global beverage can shipments grew by 7% in the quarter, driven by strong growth of 11% in the Americas and 3% in Europe. North America grew by 13%, underpinned by its attractive portfolio mix and contracted new volumes. Brazil grew by 4% as the industry continues to benefit from an improving macro environment.
●	Adjusted EBITDA of $134 million for the quarter was marginally ahead of our guidance and represented a 3% increase versus the prior year quarter.
●	Americas Adjusted EBITDA for the quarter increased by 12% to $91 million driven by favorable volume/mix effects, partly offset by higher operating costs.
●	In Europe Adjusted EBITDA for the quarter decreased by 12% to $43 million, as anticipated, principally due to higher input and operating costs, partly offset by positive volume/mix and currency effects. Expect a return to Adjusted EBITDA growth in the second quarter.
●	Total liquidity of $329 million at March 31, 2024 was ahead of expectations principally through inventory management. Cash outflow in the period reflects seasonality. Reiterate expectation for a modest net working capital inflow in 2024 and for growth capex to reduce to approximately $100 million, with a further reduction anticipated in 2025.
●	Modest deleveraging anticipated in 2024 through Adjusted EBITDA growth and lease principal repayments, with a more meaningful reduction thereafter.
●	Regular quarterly ordinary dividend of 10c announced. No change to capital allocation priorities.
●	2024 outlook reaffirmed: shipments growth approaching mid-single digits % and full year 2024 Adjusted EBITDA in the range of $630-660 million.
●	Second quarter Adjusted EBITDA expected to be of the order of $170 million (Q2 2023: $151 million reported and constant currency basis).

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Financial Performance Review

Bridge of 2023 to 2024 Revenue and Adjusted EBITDA

Three months ended March 31, 2024

Revenue	Europe	Americas	Group
	$'m	$'m	$'m
Revenue 2023	486	645	1,131
Organic	(22)	15	(7)
FX translation	17	—	17
Revenue 2024	481	660	1,141

Adjusted EBITDA	Europe	Americas	Group
	$'m	$'m	$'m
Adjusted EBITDA 2023	49	81	130
Organic	(8)	10	2
FX translation	2	—	2
Adjusted EBITDA 2024	43	91	134

2024 margin %	8.9%	13.8%	11.7%
2023 margin %	10.1%	12.6%	11.5%

Group Performance

Group

Revenue of $1,141 million in the three months ended March 31, 2024 increased by $10 million, or 1%, compared with $1,131 million in the same period last year. On a constant currency basis, revenue decreased by 1%, mainly reflecting the pass through to customers of lower input costs, partly offset by favorable volume/mix effects.

Adjusted EBITDA increased by $4 million, or 3%, to $134 million in the three months ended March 31, 2024, compared with $130 million in the same period last year. On a constant currency basis, Adjusted EBITDA increased by 2%, principally due to favorable volume/mix effects, partly offset by higher input and operating costs.

Americas

Revenue increased by 2% to $660 million in the three months ended March 31, 2024, compared with $645 million in the same period last year, principally reflecting favorable volume/mix impacts, partly offset by the pass through of lower input costs to customers.

Adjusted EBITDA for the quarter of $91 million increased by 12%, compared with $81 million in the same period last year, primarily driven by favorable volume/mix effects, partly offset by higher operating costs.

Europe

Revenue of $481 million decreased by 1% in the three months ended March 31, 2024, compared with $486 million in the same period last year. On a constant currency basis, revenue decreased by 4%, principally due to the pass through of lower costs to customers.

Adjusted EBITDA for the quarter of $43 million decreased by $6 million, or 12%, at actual exchange rates, and by 16% at constant currency, compared with $49 million in the same period last year. The decrease in Adjusted EBITDA was principally due to higher input and operating costs, partly offset by positive volume/mix.

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Earnings Webcast and Conference Call Details

Ardagh Metal Packaging S.A. (NYSE: AMBP) will hold its first quarter 2024 earnings webcast and conference call for investors at 9.00 a.m. EDT (2.00 p.m. BST) on April 25, 2024. Please use the following webcast link to register for this call:

Webcast registration and access:

https://event.webcasts.com/starthere.jsp?ei=1662740&tp_key=c9ddd7fc2f

Conference call dial in:

United States/Canada: +1 800 289 0438
International: +44 330 165 4027
Participant pin code: 9558782

An investor earnings presentation to accompany this release is available at https://www.ardaghmetalpackaging.com/investors

About Ardagh Metal Packaging

Ardagh Metal Packaging (AMP) is a leading global supplier of infinitely recyclable, sustainable, metal beverage cans and ends to brand owners. A subsidiary of sustainable packaging business Ardagh Group, AMP is a leading industry player across Europe and the Americas with innovative production capabilities. AMP operates 23 production facilities in Europe and the Americas, has approximately 6,300 employees and recorded revenues of $4.8 billion in 2023.

For more information, visit https://www.ardaghmetalpackaging.com/investors

Forward-Looking Statements

This release contains "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts and are inherently subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that the forward-looking information presented in this press release is not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking information contained in this release. Certain factors that could cause actual events to differ materially from those discussed in any forward-looking statements include the risk factors described in Ardagh Metal Packaging S.A.’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission (the “SEC”) and any other public filings made by Ardagh Metal Packaging S.A. with the SEC. In addition, new risk factors and uncertainties emerge from time to time, and it is not possible for us to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual events to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this release be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking information presented herein is made only as of the date of this release, and we do not undertake any obligation to update or revise any forward-looking information to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise. This announcement contains inside information for the purposes of Article 7 of Regulation (EU) No 596/2014. The person responsible for the release of this information on behalf of Ardagh Metal Packaging Finance plc and Ardagh Metal Packaging Finance USA LLC is Stephen Lyons, Investor Relations Director.

Non-IFRS Financial Measures

This release may contain certain financial measures such as Adjusted EBITDA, Adjusted operating cash flow, Adjusted free cash flow, net debt and ratios relating thereto that are not calculated in accordance with IFRS. Non-IFRS financial measures may be considered in addition to IFRS financial information, but should not be used as substitutes for the corresponding IFRS measures. The non-IFRS financial measures used by Ardagh Metal Packaging S.A. may differ from, and not be comparable to, similarly titled measures used by other companies.

Contacts:

Investors:
Email: stephen.lyons@ardaghgroup.com

Media:

Pat Walsh, Murray Consultants
Tel.: +353 1 498 0300 / +353 87 2269345
Email: pwalsh@murraygroup.ie

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Unaudited Consolidated Condensed Income Statement for the three months ended March 31, 2024 and 2023

	Three months ended March 31, 2024			Three months ended March 31, 2023
	Before exceptional items	Exceptional items	Total	Before exceptional items	Exceptional items	Total
	$'m	$'m	$'m	$'m	$'m	$'m
Revenue	1,141	—	1,141	1,131	—	1,131
Cost of sales	(1,010)	(8)	(1,018)	(1,008)	(10)	(1,018)
Gross profit	131	(8)	123	123	(10)	113
Sales, general and administration expenses	(70)	(3)	(73)	(56)	(9)	(65)
Intangible amortization	(36)	—	(36)	(35)	—	(35)
Operating profit	25	(11)	14	32	(19)	13
Net finance expense	(52)	17	(35)	(50)	27	(23)
Loss before tax	(27)	6	(21)	(18)	8	(10)
Income tax credit	8	1	9	5	4	9
Loss for the period	(19)	7	(12)	(13)	12	(1)

Loss per share:
Basic and diluted loss per share			(0.03)			(0.01)

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Unaudited Consolidated Condensed Statement of Financial Position

	At March 31, 2024	At December 31, 2023
	$'m	$'m
Non-current assets
Intangible assets	1,333	1,382
Property, plant and equipment	2,586	2,628
Other non-current assets	150	154
	4,069	4,164
Current assets
Inventories	468	469
Trade and other receivables	368	278
Contract assets	269	259
Income tax receivable	37	44
Derivative financial instruments	11	12
Cash, cash equivalents and restricted cash	155	443
	1,308	1,505
TOTAL ASSETS	5,377	5,669

TOTAL EQUITY	29	106

Non-current liabilities
Borrowings including lease obligations	3,602	3,640
Other non-current liabilities*	362	401
	3,964	4,041
Current liabilities
Borrowings including lease obligations	305	94
Payables and other current liabilities	1,079	1,428
	1,384	1,522
TOTAL LIABILITIES	5,348	5,563
TOTAL EQUITY and LIABILITIES	5,377	5,669

* Other non-current liabilities include liabilities for earnout shares of $7 million at March 31, 2024 (December 31, 2023: $23 million) and warrants of $1 million at March 31, 2024 (December 31, 2023: $2 million).

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Unaudited Consolidated Condensed Statement of Cash Flows

	Three months ended March 31,
	2024	2023
	$'m	$'m
Cash flows used in operating activities
Cash used in operations (2)	(316)	(228)
Net interest paid	(15)	(8)
Settlement of foreign currency derivative financial instruments	(5)	(12)
Income tax paid	(2)	(9)
Cash flows used in operating activities	(338)	(257)

Cash flows used in investing activities
Net capital expenditure	(62)	(126)
Cash flows used in investing activities	(62)	(126)

Cash flows received from/(used in) financing activities
Changes in borrowings	204	34
Deferred debt issue costs paid	–	(1)
Lease payments	(21)	(16)
Dividends paid	(66)	(66)
Cash flows received from/(used in) financing activities	117	(49)

Net decrease in cash, cash equivalents and restricted cash	(283)	(432)

Cash, cash equivalents and restricted cash at beginning of period	443	555
Foreign exchange (losses)/gains on cash, cash equivalents and restricted cash	(5)	1
Cash, cash equivalents and restricted cash at end of period	155	124

Financial assets and liabilities

At March 31, 2024, the Group’s net debt and available liquidity was as follows:

	Drawn amount	Available liquidity
	$'m	$'m
Senior Secured Green and Senior Green Notes	3,277	—
Global Asset Based Loan Facility	213	174
Lease obligations	398	—
Other borrowings	46	—
Total borrowings / undrawn facilities	3,934	174
Deferred debt issue costs	(27)	—
Net borrowings / undrawn facilities	3,907	174
Cash, cash equivalents and restricted cash	(155)	155
Derivative financial instruments used to hedge foreign currency and interest rate risk	19	—
Net debt / available liquidity	3,771	329

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Reconciliation of loss for the period to Adjusted profit

	Three months ended March 31,
	2024	2023
	$'m	$'m
Loss for the period as presented in the income statement	(12)	(1)
Less: Dividend on preferred shares	(6)	(6)
Loss for the period used in calculating earnings per share	(18)	(7)
Exceptional items, net of tax	(7)	(12)
Intangible amortization, net of tax	28	27
Adjusted profit for the period	3	8

Weighted average number of ordinary shares	597.6	597.6

Loss per share	(0.03)	(0.01)

Adjusted earnings per share	0.01	0.01

Reconciliation of loss for the period to Adjusted EBITDA

	Three months ended March 31,
	2024	2023
	$'m	$'m
Loss for the period	(12)	(1)
Income tax credit	(9)	(9)
Net finance expense	35	23
Depreciation and amortization	109	98
Exceptional operating items	11	19
Adjusted EBITDA	134	130

Reconciliation of Adjusted EBITDA to Adjusted operating cash flow and Adjusted free cash flow

	Three months ended March 31,
	2024	2023
	$'m	$'m
Adjusted EBITDA	134	130
Movement in working capital	(423)	(346)
Maintenance capital expenditure	(24)	(36)
Lease payments	(21)	(16)
Exceptional restructuring costs	(14)	—
Adjusted operating cash flow	(348)	(268)
Interest paid	(15)	(8)
Settlement of foreign currency derivative financial instruments	(5)	(12)
Income tax paid	(2)	(9)
Adjusted free cash flow - pre Growth Investment capital expenditure	(370)	(297)
Growth investment capital expenditure	(38)	(90)
Adjusted free cash flow - post Growth Investment capital expenditure	(408)	(387)

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Related Footnotes

(1) For a reconciliation to the most comparable IFRS measures, see Page 7.

(2) Cash used in operations for the three months ended March 31, 2024, is derived from the aggregate of Adjusted EBITDA as presented on Page 7, working capital outflows of $423 million and exceptional cash outflows of $27 million. Cash used in operations for the three months ended March 31, 2023, is derived from the aggregate of Adjusted EBITDA as presented on Page 7, working capital outflows of $346 million and exceptional cash outflows of $12 million.

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